                                  FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          INTERNATIONAL COMPUTEX, INC.
                 (Name of Small Business Issuer in its Charter)


           GEORGIA                                    58-1938206
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)


                         5500 INTERSTATE NORTH PARKWAY
                                   SUITE 507
                             ATLANTA, GEORGIA 30328
               (Address of principal executive offices)(Zip Code)


Issuer's telephone number:   (770) 953-1464


Securities to be registered under Section 12(b) of the Act:

Title of each class                      Name of each exchange on which
to be so registered:                     each class is to be registered:

       NONE                                           NONE


         Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $.001 PAR VALUE
                         -----------------------------
                                Title of Class

ITEM 1.   DESCRIPTION OF BUSINESS

GENERAL

     Registrant is a software technology company that develops, markets and supports client/server software and implementation services for the manufacturing and process industries. Registrant provides services in the areas of system analysis and design, object-oriented technology, cross platform development, and client/server architecture. Since its incorporation in 1991, Registrant has built strong skills in industry applications for manufacturing and product data management ("PDM"). Registrant's virtual object warehouse and classification system (ItemQuest), which currently is in the controlled availability stage, enables manufacturers to reduce product development costs and time-to-market by allowing them to create and manage their own standardized repository for information regarding all items used throughout the enterprise. ItemQuest is based on a sophisticated object oriented classification and search engine used to classify objects, such as parts and assemblies, documents and drawings, and to retrieve references to those objects. These capabilities enable ItemQuest to complement and enhance the effectiveness of PDM software, as well as other systems.

     Currently, Registrant's revenues are derived primarily from its services business, which is comprised principally of PDM-related services and custom software development. The demand for these services, especially in the PDM application area, is strong and exceeds Registrant's current capacity. Management expects that this demand will increase, although this cannot be assured.

     Management anticipates that ItemQuest will be made generally available to the marketplace by the end of the first quarter of 1997. At that time, in addition to generation of license fee revenue, Management anticipates that ItemQuest will add significantly to Registrant's core services business. Management expects the ratio of services to license fee revenue for ItemQuest to be roughly two to one. ItemQuest remains in the controlled availability stage, however, and no assurances can be given that ItemQuest will be successfully introduced.

     Registrant is closely associated with IBM Manufacturing Industry Solutions Unit, based in Charlotte, North Carolina, where Registrant maintains an office. Because of Registrant's relationship with that Unit, which is responsible for the development and support of ProductManager, a large portion of Registrant's customer base consists of manufacturing companies that are users of ProductManager. ProductManager customers for which Registrant has provided services directly or through IBM include, among others, Pratt & Whitney, Lockheed Martin, Space Systems/Loral, IVECO, SPS Technologies, Hyundai, Daewoo Motor Co. and Siemens. It is anticipated that this customer base will continue to grow as IBM experiences success in the PDM market.

     Registrant's primary objective is to be a leader in the information classification and management (ICAM) marketplace, both in terms of products and services. To achieve that objective, Registrant's business strategy includes a roll-out of ItemQuest into the PDM marketplace and in other applications; increasing technical personnel available to provide ICAM and PDM-related services; leveraging its existing customer relationships to capture new customers; increasing exposure to customers using PDM products; increasing advertising and marketing to build awareness for ItemQuest and Registrant services; and expanding into international markets.

INDUSTRY BACKGROUND

     Manufacturing and process companies face intense competitive pressure on a global basis. Their response is to increase focus on bringing products to market faster and at lower cost, with increasingly higher levels of quality. To achieve those enhancements, these companies have re-engineered their processes and continue to make significant investments in information technology. One such technology is PDM. PDM is software technology that allows companies to manage and control product related data from the product development and design stages through manufacturing and post-production maintenance stages. By managing and sharing this data more effectively, manufacturing companies can improve the efficiency of their entire product development process and reduce time-to-market, thereby increasing their competitiveness.

     A major component within a PDM application is information classification and management, or ICAM. ICAM allows companies to classify and group data by its characteristics, thereby providing the capability for quick and easy access to data. Management believes that this access frequently is integral to a successful PDM implementation. The primary objective of information classification and management is to reduce time-to-market of new products.

     It is typical in modern manufacturing for even the least complex products to be composed of numerous parts, some supplied by third party vendors and some manufactured within the enterprise. Purchase or development of these parts can represent a substantial portion of new product cost. The search for or development of the right parts or the optimal combination of parts can create significant delays. Thus, selection of the optimal set of parts early in the design process can greatly reduce the cost and improve the efficiency of new product development.

     A major factor contributing to delays in product development is the inability of design engineers to quickly locate existing parts or acceptable substitutes that meet design requirements. Since designing new parts is an expensive and time-consuming process, manufacturers prefer to re-use existing parts or acceptable substitutes, whether manufactured internally or by a third party. Most large manufacturing systems are not equipped with a classification and search facility that allows the design engineer to easily and definitively determine whether a part exists or a new one needs to be designed.

     Design engineers generally know the particular component they need and the specific characteristics of that component. However, because traditional systems do not allow parts to be located based on characteristics or attributes that a design engineer is familiar with, they are not always helpful. Parts typically are located by part numbers or coded descriptions. However, design engineers usually are not familiar with the thousands of part numbers or coded descriptions that may exist in a large and often geographically dispersed enterprise. Without a system that provides an effective information classification and management capability, finding an existing part can be extremely difficult and time-consuming.

     Since searching for an existing part often can take longer than designing a new part, engineers often take the "easier" approach of designing a new part, which in most instances is much more expensive than re-using an existing part. This added cost stems not only from the longer design and manufacturing process, but also in the lost time in bringing the new product to market. If the delay is long enough, the manufacturer's ability to effectively compete in the marketplace can be greatly hindered.

     To reduce product development costs and shorten time-to-market, several capabilities must be provided. Vast amounts of information related to either custom components internally designed or provided by suppliers currently exist in some form within a manufacturing enterprise. This information, commonly referred to as "legacy data," must be organized and managed to provide optimal value. To achieve this, legacy data first must be standardized (i.e. multiple names for the same component reduced to a single reference) and mapped from diverse formats and sources to a single part definition in the classification system. Next, the enterprise must be provided with the ability to have new parts data added to the legacy data to form one complete system. Once all of the data is mapped to the company's data system, powerful search and retrieval capabilities with an intuitive user interface are required for the selection of the optimal components.

     Management believes that there will be an active market for an effective ICAM system on a stand-alone basis. Moreover, a system that provides ICAM features, and which is also integrated with a PDM system, would greatly enhance the effectiveness of the PDM system. Information classification and management provides an important missing component to a PDM system by creating a combined system that organizes product data and enables it to be retrieved with speed and effectiveness.

PDM INDUSTRY ANALYSIS

     OVERVIEW. The PDM market is growing at a rapid rate. According to a PDM
     --------
industry analyst, worldwide revenues for PDM software and services were $684 million in 1995, representing a 45% increase over 1994. Industry analysts attribute this trend to several factors:

          . Continued investment in technology by manufacturing companies to improve competitiveness

          . Increased familiarity with and maturing of PDM technology, leading to broader market acceptance

          . Increased number of successful PDM implementations

  IBM has participated in this market growth with the success of ProductManager Version 3.0. In an attempt to accelerate the growth of its software revenues, IBM has established relationships with independent software services companies, such as Registrant, to supplement its own skills in providing customers with implementation and customization services. The ability to deliver these services effectively is one of the most important factors in a successful PDM project. Registrant intends to capitalize on its relationship with IBM, which dates back to 1993, to continue to capture a substantial portion of these services revenues.

  Major PDM vendors have focused attention and resources in the first three PDM application areas: Document Management, Workflow, and Product Structure Management. This has created an opportunity to supply the fourth application of
PDM: Information Classification and Management (ICAM). Presently, it is believed that there are only two companies, Aspect Development, Inc. and CADIS, Inc., with broad market exposure that offer ICAM products and services to satisfy this market need. Management believes that the market for PDM, and specifically ICAM software, is experiencing substantial growth worldwide. Expertise in PDM software technology, combined with the introduction of ItemQuest for information classification and management, has positioned Registrant to take advantage of this market growth.

  MARKET SEGMENTS. The industry view of PDM and ICAM systems falls into traditional lines of segmentation. To date, the discrete manufacturing segments of aerospace, automotive and electronics have led in implementation of PDM systems. Opportunity also exists in other discrete segments, process industries and utilities. Registrant expects to continue to derive revenues from providing services to users of PDM systems in all industry segments and intends to market ItemQuest to all industry segments.

  REGISTRANT MARKET POSITION. Management believes Registrant's current market position as a services provider for IBM's ProductManager provides a strong base to launch ItemQuest. The synergy between the services Registrant provides and the ItemQuest product, and the opportunity to use Registrant's skills across these two areas of business, are expected to be significant factors in Registrant's future growth. In combining these skills and experience, Management believes that Registrant offers a unique set of capabilities to help manufacturing companies improve their competitiveness through the application of ICAM and PDM technology to their business.

ITEMQUEST SOLUTION

  ITEMQUEST FEATURES. Management believes that the information classification and management capabilities of ItemQuest provide a solution to one of the most costly problems of manufacturing and engineering industries - how to quickly and reliably identify, classify and retrieve existing data for re-use throughout the enterprise. Management also believes that ItemQuest is based on the PDM industry's most sophisticated search and classification engine for parts, assemblies, documents, drawings and other relevant items. This, combined with ItemQuest's power and flexibility, allows ItemQuest to serve as a complete classification and management system. In a manufacturing enterprise, ItemQuest provides quick access to data by classifying it in terms of recognizable attributes. Such classification enables the data to be retrieved with speed and effectiveness, thereby decreasing a new product's time to market and increasing Registrant's competitiveness.

  ItemQuest is an object-oriented search and classification system that is structured using a three-tiered client/server architecture, consisting of an application layer, a data layer and a presentation layer. ItemQuest allows for any combination of these tiers to coexist on a single machine or across multiple machines. This allows for a scalable implementation, permitting the use of additional and more powerful hardware to cope with increasing numbers of users.

  ItemQuest provides an intuitive process for describing an item using a Graphical User Interface (GUI) that does not require a user to have special computer expertise. The user interface is cross-platform, allowing it to run on most of the popular client operating systems. The data server is database independent to allow the application direct access to almost any database that can be accessed with Structured Query Language (SQL). Server objects in both the application server and database server have CORBA compliant interfaces to allow for easy integration and maximum flexibility and scalability at customer sites.

  Item attributes used within ItemQuest can be any of the basic types: numeric, character, boolean or string. ItemQuest also supports user defined types, called extended types, which allow the definition of functional routines to manipulate the data when it is retrieved and stored.

  In addition to the search and classification capabilities that are available in other classification systems, ItemQuest provides the following capabilities that are expected to position it favorably in the market:

        . INTEGRATED ARCHITECTURE STRATEGY.  ItemQuest is designed to be
          --------------------------------
          integrated with other product offerings. This does not preclude it from being packaged as a stand-alone system, but does offer a product that is generally suited to be licensed by vendors of PDM or similar systems. Management anticipates that these vendors would be interested in licensing ItemQuest because it would enable them to provide more robust and competitive functionality within their product offerings. Management believes that this opportunity is not currently being adequately addressed in the market by other providers of ICAM systems.

        . DATABASE INDEPENDENCE.  ItemQuest is developed with a database
          ---------------------
          independence layer that supports different Relational Database Management Systems, which is believed by Management to be more effective than other currently available systems. In addition, ItemQuest is capable of maintaining multiple simultaneous connections to different databases. These capabilities enhance ItemQuest's flexibility and ease of implementation into an organization's existing information technology environment.

        . ABILITY TO MAINTAIN ACCESS TO LEGACY SYSTEMS. ItemQuest allows on-line
          --------------------------------------------
          connection and mapping to legacy systems during the initial implementation and loading of ItemQuest. In addition, ItemQuest has the capability of maintaining this on-line link to existing data systems of the enterprise. Management believes this capability distinguishes ItemQuest from its competitors because it allows data to be retrieved from the enterprise's existing database using ad-hoc queries rather than requiring costly bulk loading of all legacy data and the subsequent data clean-up that is often required in connection with such bulk loading activities. As a result, the enterprise is able to implement the data classification and retrieval system immediately and bulk load the legacy data and new data to a single system at a subsequent time.

        . PRODUCTMANAGER INTEGRATION. ItemQuest has been integrated with the
          --------------------------
          current version of ProductManager. This illustrates ItemQuest's ability to be integrated and licensed for classification, search and retrieval functions within a PDM system. Management believes that currently no other information classification and management system has achieved this degree of integration with ProductManager.

        . BUILT-IN TOOL APPROACH FOR IMPLEMENTATION.  ItemQuest offers the
          -----------------------------------------
          basic built-in tools and capabilities required to implement the system at a customer site. This eliminates the need for the customer to purchase basic implementation tools from the vendor. It is expected that this will reduce the initial implementation costs and total cost of ownership of ItemQuest. Management believes that currently most vendors do not routinely provide these tools directly to their customers.

        . MAINSTREAM TECHNOLOGY.  ItemQuest employs mainstream technologies,
          ---------------------
          including multiple platform client support, CORBA (Common Object Request Broker Architecture), C++, three-tiered client-server architecture, Windows NT and UNIX, as well as a defined Web strategy. This is consistent with customer's strategies for new technology acquisitions. Use of mainstream technology decreases the likelihood of the technology becoming rapidly outdated and enables ItemQuest to easily integrate with other software products.

SERVICES

  PDM-RELATED SERVICES. Registrant currently offers a range of implementation and programming services that capitalize on its PDM industry knowledge and expertise in object oriented, cross-platform and client/server application development. Implementation support and customization services for IBM's ProductManager are delivered by Registrant on a subcontract basis through IBM, as well as on a direct contract basis with ProductManager customers. Currently, a substantial number of Registrant's employees work under a contract with IBM Charlotte and provide a wide range of services to IBM and its customers, including:

        . Program development
        . Defect support
        . Implementation
        . Customization
        . Integration

  A significant portion of a PDM solution is the implementation services that apply PDM technology to a company's specific business. With its intimate knowledge of PDM systems, Registrant is well positioned to provide the following PDM services:

        . Project management
        . Installation
        . Workshops
        . Solution architecture
        . Customization
        . Integration

     CUSTOM DEVELOPMENT. Apart from its ICAM and PDM-related services, Registrant offers programming skills to companies whose business needs require a custom development solution. Currently, Registrant is providing development services for Eastman Kodak Company. The resulting product is expected to provide significant productivity enhancements for laboratory personnel, and in turn produce reduction in research and development cycle times and improvement in manufacturing effectiveness.

CUSTOMERS

     SERVICES. For 1996 Registrant's largest customers were IBM, Eastman Kodak Company, Lockheed Martin, Pratt & Whitney and Space Systems/Loral. Registrant's revenues in any period are substantially dependent upon a relatively small number of large projects and this trend is expected to continue for the foreseeable future. In 1994, services to IBM for development and implementation work and to Kodak for custom development work accounted for 65% and 10%, respectively, of total revenue. In 1995, services to IBM and Lockheed Martin accounted for 81% and 4%, respectively, of total revenues. In 1996, sales and services to IBM, Kodak and Pratt & Whitney accounted for 70%, 13% and 8%, respectively, of total revenues. The 70% revenues received from IBM in 1996 consisted 56.9% from IBM United States (primarily under subcontracts for a variety of IBM customers), 5.8% from IBM Italy, 0.3% from IBM England, 3.4% from IBM Korea and 0.8% from IBM Japan. In 1994, 1995 and 1996, ICI had approximately 10, 10 and 15 direct customers, respectively.

     ITEMQUEST. Registrant has entered into agreements with three customers, Space Systems/Loral, SPS Technologies and Black & Decker for the ItemQuest controlled availability program. These companies are manufacturers embarking on PDM implementations and focusing within their engineering divisions on consolidation of standard parts and re-use of existing parts. Registrant's strategy in the controlled availability program is to work closely with these companies in order to validate ItemQuest's function and establish an implementation methodology.

     Once released in the general marketplace, Registrant will provide ItemQuest to customers under standard non-exclusive, non-transferable license agreements. As is customary in the software industry, in order to protect its intellectual property rights, Registrant will not sell or transfer title to its products to its customers. Registrant's standard license agreement will provide that the licensed software may be used solely for the customer's internal operations.

     Although Management expects that ItemQuest will be well received, there can be no assurance that this will be the case or that the controlled availability program will meet its objectives.

COMPETITION

     In the information classification and management market, Registrant currently faces competition principally from Aspect Development, Inc. and CADIS, Inc. These two companies have targeted their solutions mainly to the engineering and manufacturing industries.

     ASPECT DEVELOPMENT, INC.  Aspect Development is a publicly-owned, worldwide
     ------------------------
provider of enterprise-wide component and supplier management (CSM) systems for preferred parts and supplier management, parts selection, and design re-use. Aspect's customers include 50 of the world's leading electronics and mechanical manufacturing companies.

     CADIS, INC.  CADIS is a privately owned software and services company that
     -----------
provides new technology solutions for information access. CADIS provides multi-national manufacturing corporations the opportunity to achieve substantial cost savings through the elimination of part redundancy and standardization of new parts using the CADIS parts management system. The parts management system addresses the problem of controlling parts and vendor proliferation across the enterprise through the implementation and application of its technology and services.

MARKETING STRATEGY

     GENERAL.  Registrant's marketing strategy is to promote and convey the
     --------
message that Registrant's services and ItemQuest will help manufacturing companies improve competitiveness by reducing time to market, reducing costs and improving quality. Sales of Registrant services will be based upon continued and expanded promotion of Registrant's established skills and customer reputation and in conjunction with ItemQuest. Management believes that ItemQuest sales will be driven by the following fundamentals:

        . The integration between ItemQuest and IBM ProductManager is currently a strong differentiator, creating significant opportunity in the existing ProductManager installed base, as well as highlighting integration potential with other PDM vendors.

        . Manufacturing companies will continue to invest in PDM technology to improve competitiveness due to the significant return on investment generated by such investment.

        . Implementation services capability is critical if a PDM project is to be successful. Management believes that this capability currently is in short supply. Management believes that Registrant is a leader in PDM implementation services for ProductManager and will continue to build on that capability.

        . Opportunities for information classification and management solutions continue to grow. The number of offerings on the market is limited and expensive, ranging from $50,000 to several million dollars. In spite of the high cost, Management believes that prospective customers will realize that an effective ICAM solution can deliver an attractive return on investment due to the high proportion of new product cost comprised of part and component costs.

     Initially, Registrant intends to market and sell its products and services primarily through a direct sales force, as well as through strategic relationships and other distribution channels.

     However, with the anticipated broader introduction of ItemQuest, Registrant intends to establish sales channels either through relationships it has developed with its customers or through its own direct resources to establish marketing, selling and consulting relationships both domestically and internationally. In addition, Registrant intends to use its relationships with hardware and software vendors and systems consultants to encourage these parties to recommend or distribute Registrant's products. To support its sales force, Registrant intends to conduct a number of marketing programs, including public relations, telemarketing, seminars, trade shows and user groups.

  Registrant's marketing strategy contains several assumptions, including but not limited to its ability to successfully introduce ItemQuest within the PDM marketplace. There can be no assurance that this will occur on a timely basis, if at all.

  In general, pricing for ItemQuest will follow the industry standard of a one-time charge for each concurrent user license. In addition, there will be a monthly maintenance charge for each license. Site licenses will be available on a special bid basis giving unrestricted use at a given company site. Volume purchase discounts for both ItemQuest and services will be offered on a special bid basis as well. ItemQuest pricing strategy will focus on capturing market share and establishing a solid base of customer references.

RESEARCH AND DEVELOPMENT

  Registrant has committed, and expects to continue to commit in the future, substantial resources to product development, particularly to ItemQuest. During 1995 and 1996, Registrant's investment in ItemQuest was approximately $111,000 and $280,000, respectively. Research and development efforts are directed at increasing product functionality, improving product performance and expanding compatibility with third party software. Registrant's investment in the research and development of ItemQuest represented a significant percentage of its operating costs during 1995 and 1996.

  Registrant intends to supplement its product development efforts by reviewing customer feedback on ItemQuest and working with customers and potential customers to anticipate future functionality requirements. To assist in this effort, Registrant intends to host a customer advisory board made up of representatives from key customers who would meet periodically to provide feedback to Registrant's current and future product offerings.

  Registrant's future success will depend in part upon its ability to enhance its current products and to develop and introduce new products on a timely basis that keep pace with technological developments, emerging industry standards and the increasingly sophisticated needs of its customers. If Registrant is unable, however, for technological or other reasons, to develop and introduce new products or enhancements, Registrant's business, financial condition or results of operations could be materially adversely affected.

COMPLIANCE WITH ENVIRONMENTAL LAWS

  Registrant anticipates that, given its operations as a computer software services and design firm, its operations will not involve any significant efforts to comply with federal, state and local environmental laws.

EMPLOYEES

          As of December 31, 1996, Registrant employed 35 persons, of whom 13 were based in Charlotte, North Carolina and 22 were based in Atlanta, Georgia. Of the total, 3 were engaged in sales and marketing, 30 were primarily in product development and software services and 2 were primarily in finance and administration. No current employee of Registrant is represented by a labor union with respect to his or her employment by Registrant. Registrant has experienced no organized work stoppage and believes its relationship with its employees to be good. Registrant believes that its future success will depend to a significant extent upon its ability to attract, train and retain highly skilled technical, management, sales, marketing and consulting personnel. Competition for such personnel in the computer software industry is intense. Registrant has from time to time experienced difficulty in locating candidates with appropriate qualifications. There can be no assurance that Registrant will be successful in attracting or retaining such personnel, and the failure to attract or retain such personnel could have a material adverse affect on Registrant's business or results of operations.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

     From the time of its incorporation in 1991 through mid-1996, all Registrant revenues resulted from computer software-related services. To date, Registrant has focused its primary efforts in the area of product data management ("PDM") software applications. Registrant has provided a wide variety of services to IBM, including product development and, on a subcontract basis, customer installation, implementation and customization services relating to IBM's PDM product, ProductManager.

     Registrant also has applied its expertise in client/server software development by providing specialized software services directly to customers other than IBM, in some cases relating to IBM's ProductManager and in other cases unrelated to IBM.

     Commencing in April 1995, Registrant began development work on its own product, ItemQuest, which is intended to address the information classification and management ("ICAM") market, and which includes PDM-related applications. Among other potential applications, ItemQuest provides virtual object warehouse and classification capabilities to manufacturing or engineering customers, enabling them to shorten and reduce the cost of the new product development cycle. Although research and development costs began to be incurred in the second quarter of 1995, the first limited revenues from licenses of ItemQuest were not received until the last quarter of 1996. Initial licenses of ItemQuest have been offered on a limited basis to a selected group of customers. As of February 1997, contracts have been signed with three customers in this "controlled availability program." When ItemQuest reaches the stage where Management determines that it is ready for general availability, and Registrant begins to license ItemQuest on an increased scale, Management anticipates that substantial service revenues will be generated by customer implementation and customization of ItemQuest, as well as from ItemQuest license fees. There can be no assurance, however, that efforts to license ItemQuest will be successful, or that substantial services revenues would result from any such licenses.

RELIANCE ON IBM

     Registrant's business currently is heavily reliant on IBM in two ways. First, a substantial portion of services revenues are derived directly or indirectly from IBM, either for (i) product development services rendered directly to IBM, (ii) services rendered to IBM ProductManager customers on a subcontract basis through IBM, or (iii) services rendered directly to IBM customers under contracts to provide implementation or customization services with respect to IBM's ProductManager. Second, although Management believes that ItemQuest will be compatible with a wide variety of PDM software products and with a number of other types of complementary applications, as well as being useful in stand-alone applications, the strongest initial market for ItemQuest is expected to be IBM customers currently using ProductManager.

SENIOR DEBENTURES AND EMPLOYEE STOCK OPTIONS

     In January 1997, Registrant issued an aggregate of $1,115,000 in Senior Debentures, bearing interest at 6% per annum, with interest being payable semi-annually and the principal amount payable in January 2000. The principal and accrued interest are required to be pre-paid out of the proceeds of a public or private offering by which Registrant raises at least $5,000,000. Registrant would anticipate raising in excess of $5,000,000 if its proposed initial public offering of Common Stock (the "Offering") is successful. The Senior Debentures are held by 17 purchasers, who acquired them in a private placement.


     In January 1997, the Company granted stock options to 32 employees, covering an aggregate of 163,200 shares of Common Stock, at an exercise price of $4.80 per share, under the Company's 1996 Stock Option Plan. See "Management--Stock Option Plans".

     The Board of Directors of the Company has not determined that the Warrants issued in connection with the Senior Debentures have any fair market value.
The Board of Directors has determined that the exercise price of the employee stock options granted in January 1997 was equal to the fair market value of the Common Stock at the time of the grant. The results of operations for the first quarter of fiscal 1997 could be adversely affected by a non-cash charge against earnings for interest (less any income tax benefit) if it is determined that the fair market value of the Warrants exceeded zero at the time of the issuance of the Senior Debentures, because any value ascribed to the Warrants would be deemed to be a contribution to capital by the current stockholders of the Company, and treated as additional interest paid to the holders of the Senior Debentures. The results of operations for the first quarter of fiscal 1997 also could be adversely affected by a non-cash charge for compensation (less any income tax benefit) if it is determined that the exercise price of the employee stock options granted in January 1997 was less than 100% of the fair market value of those shares at the time the options were granted.

PLANNED DISTRIBUTION OF ACCUMULATED EARNINGS

     In connection with the conversion of Registrant from S corporation status to C corporation status for federal and state income tax purposes, Registrant intends to distribute to its five current stockholders an amount equal to the accumulated, undistributed subchapter S earnings of Registrant through the date prior to the closing date of the Offering. This distribution will be effected by transfer of accounts receivable and by cash payments, a portion of which will be derived from the proceeds of the Offering.

INCOME TAX MATTERS

     Since its inception, Registrant has elected to operate as an S corporation under the Code. An S corporation generally is not subject to income tax at the corporate level (with certain exceptions under state income tax laws). Accordingly, the Financial Statements do not include a provision for federal and state income taxes, except on a pro forma basis. Effective the date prior to the closing date of the Offering, Registrant will terminate its S corporation status and, thereafter, will be subject to federal and state income taxes on its earnings.

     In connection with the Offering, Registrant's S corporation status will be terminated. Pursuant to SFAS No. 109, "Accounting for Income Taxes," Registrant will be required to record deferred income taxes upon the termination of its S corporation status. This will result in a non-cash, non-recurring charge to earnings during the quarter in which the Offering is completed. Such charge would have been approximately $21,600 had the S corporation status of Registrant terminated at December 31, 1996.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of gross revenues for the periods indicated:

                                               Years Ended December 31,
                                               ------------------------
                                               1994      1995     1996
                                               -----     -----    -----
Total Revenues                                 100.0%    100.0%   100.0%
                                               =====     =====    =====
Expenses
     Operating                                  55.7%     56.0%    47.1%
     General and Administrative                 10.2%      5.2%     6.2%
                                               -----     -----    -----
     Total Expenses                             65.9%     61.2%    53.3%
                                               -----     -----    -----

Income from Operations                          34.1%     38.8%    46.7%

Other Income - Interest Income                    --        --       --
                                               -----     -----    -----

Net income /(1)/                                34.1%     38.8%    46.7%
                                               =====     =====    =====

Pro forma income data:
  Net income as reported/(2)/                   34.1%     38.8%    46.7%
                                               =====     =====    =====

  Pro forma provision for income taxes/(2)/     12.9%     14.7%    17.6%
                                               -----     -----    -----

Pro forma net income                            21.2%     24.1%    29.1%
                                               =====     =====    =====

____________
(1) Net income for each of these fiscal years does not reflect a provision for federal and state income taxes, as a consequence of Registrant's S Corporation status prior to the Offering.
(2) Through December 31, 1996 the Company had elected Subchapter S status and, as a result, was not subject to payment of federal or state income tax on its net income. Pro forma income data reflects federal and state income taxes (assuming a 37.7% effective tax rate) as if the Company had been taxed as a C Corporation rather than as an S Corporation during each of these fiscal years. See Note A of Notes to Financial Statements.


Year Ended December 31, 1996 Compared to Year Ended December 31, 1995.
---------------------------------------------------------------------

     Operating Revenues. The revenues of Registrant during the year ended December 31, 1996 consisted primarily of revenues from software services, with revenues from licenses and related services in connection with Registrant's ItemQuest product constituting approximately $270,000, or less than 10% of revenues. Revenues for the year ended December 31, 1995 consisted entirely of revenues from software services. Operating revenues increased 35% to approximately $3,891,000 in fiscal 1996, compared to approximately $2,876,000 in fiscal 1995. This increase resulted from a number of factors. The most important factor was increased sales of ProductManager by IBM in fiscal 1996, resulting in increased demand for Registrant's software services, as a substantial portion of those services are provided, both directly and on a subcontract basis, to IBM ProductManager customers.

     Increased operating revenues in fiscal 1996 over fiscal 1995 also were due to increased overall demand for Registrant's software services, including a major project for the Eastman Kodak Company in 1996. Another factor contributing to increased operating revenues was an increase in the proportion of projects undertaken directly with IBM customers, rather than on a subcontract basis. Finally, there were approximately $270,000 in license fees and related services from ItemQuest in fiscal 1996, compared to no such license fees in fiscal 1995.

     Software services revenues in fiscal 1996 increased in comparison to fiscal 1995 with no significant increases in software services personnel. This was due to more efficient management of personnel and an increase in the proportion of software services projects conducted on a fixed bid basis, as compared to an hourly basis. The factors leading to an increase in operating revenues in fiscal 1996 were partially offset by a substantial increase in the amount of personnel time devoted to the development of the ItemQuest product in fiscal 1996, as compared to fiscal 1995.

     Operating and Research and Development Expenses. Operating and research and development expenses increased by approximately $223,000, or 14%, in fiscal 1996 compared to fiscal 1995. This increase in operating expenses was substantially less than the increase in operating revenues between the two fiscal years, due to the increased efficiencies referred to above. This rate of increase was reduced also by the capitalization of approximately $276,000 in ItemQuest development costs in fiscal 1996, compared to fiscal 1995, in which no such costs were capitalized, but instead were expensed as research and development expenses. Increases in operating expenses were attributable primarily to the addition of the North Carolina office, and payroll associated with additional management personnel and sales personnel.

     General and Administrative Expenses. General and administrative expenses increased by $89,000, or 59%, in fiscal 1996 as compared to fiscal 1995. This increase was due to increased business activity in general, and in particular as a result of increases in legal and accounting expenses, underwriting expenses associated with the offering of senior debentures, which commenced in December 1996, and payment of license fees to third-party software vendors.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994.
---------------------------------------------------------------------

     Operating Revenues. Operating revenues in fiscal 1995 increased by approximately $1,630,000, or 131%, compared to the year ended December 31, 1994. This increase in operating revenues was due primarily to the increase in demand for Registrant's software services, particularly related to product development efforts for IBM's ProductManager, and the increase in billing volume generated by additional personnel hired to provide those services. In fiscal 1995, Registrant commenced a substantial product development project for IBM relating to the IBM ProductManager software product. In addition, there was a substantial increase in revenues relating to the provision of training services to IBM ProductManager customers.

     Operating and Research and Development Expenses. Operating and research and development expenses during fiscal 1995 increased by approximately $916,000, or 132%, as compared to fiscal 1994. This increase was due primarily to general increases in business activity and increased personnel required to provide the increased level of software services. Research and development expense increased by approximately $98,000 in fiscal 1995 over fiscal 1994, as a result of ItemQuest product development efforts. In addition, there was a substantial increase in the level of infrastructure expenses relating to increases in personnel, as well as expansion of office space in Atlanta, Georgia.

     General and Administrative Expenses. General and administrative expenses increased in fiscal 1995 by approximately $25,000, or 19%, as compared to fiscal 1994. This increase was due to growth in personnel and business activity, and the corresponding increased demand for general and administrative services.

LIQUIDITY AND CAPITAL RESOURCES

     The primary source of Registrant's cash has been operations. As of December 31, 1996, Registrant had approximately $120,000 in cash. Net cash provided by operating activities was approximately $300,000, $680,000 and $1,640,000 for fiscal 1994, 1995 and 1996, respectively, and was primarily due to net income of approximately $427,000, $1,119,000 and $1,820,000, respectively. The sources of cash from operations were partially offset by increases in accounts receivable of $132,000, $483,000 and $237,000 in fiscal 1994, 1995 and 1996, respectively, and other working capital changes.

     In fiscal 1994, 1995 and 1996, approximately $37,000, $59,000 and $365,000, respectively, were used for investing activities, including purchases of property and equipment, and, in fiscal 1996, $276,000 was used for capitalized software development costs related to the development of ItemQuest, compared to no such capitalized costs in fiscal 1994 or 1995. Cash used for investing activities was substantially less in 1995 and 1994, as ItemQuest development costs substantially increased in 1996.

     Registrant made distributions to its stockholders, amounting to approximately $138,000, $679,000 and $1,215,000, in fiscal 1994, 1995 and 1996, respectively. Such distributions are not expected to continue after Registrant converts to C corporation status.

     As of December 31, 1996, Registrant's principal commitments consisted of obligations under operating leases for office space. Rent expense for the fiscal 1994, 1995 and 1996 totaled $17,063, $57,497 and $79,496, respectively. Future minimum lease commitments total $110,000 through the year 2000. Future lease commitments are expected to increase substantially when new leases are executed for the Atlanta and North Carolina operations. There was no material long-term debt as of December 31, 1996.

     Upon receipt of the net proceeds from the Offering, estimated at approximately $9,500,000, Management anticipates that it will have adequate cash to fund operations for at least the next eighteen months, although these funds may not be adequate to fully implement Registrant's long-term expansion plans.

FLUCTUATIONS IN QUARTERLY RESULTS

     Registrant's operating results may fluctuate from period to period as a result of, among other things, the timing of software services agreements and ItemQuest license agreements, as well as the somewhat seasonal nature of customers' capital budgets. Given the limited experience of Registrant in licensing the ItemQuest product, Management cannot predict the extent or nature of sales fluctuations or the impact of cyclical factors.

INFLATION

     Management does not believe that inflation has had a material effect on Registrant's operations during the past several years. Management anticipates that Registrant generally will be able to modify its pricing structure for services and products to substantially offset future increases in its operating costs.


ITEM 3.   DESCRIPTION OF PROPERTY

     Registrant's principal administrative, sales, marketing, support and software research and development facility is located in approximately 4,500 square feet of leased space in Atlanta, Georgia. Registrant also subleases a 1700-square-foot office outside of Charlotte, North Carolina. The terms of those leases expire in March 1997 and May 2000, respectively. Registrant currently is exploring other potential locations for both offices, as its current office space in each location is not expected to be large enough to accommodate expected growth in personnel and equipment. Registrant believes that, should the need arise, suitable additional or alternative space will be available in the future on commercially reasonable terms.

     Registrant currently owns no real estate or real estate investments and has no plans to acquire any real estate or investments in real estate.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of Registrant's Common Stock as of December 31, 1996 (i) by each person who is known by Registrant to own beneficially more than 5% of Registrant's Common Stock, (ii) by each of the executive officers named in the tables under "Executive Compensation" in Item 6 of this Form and by each of Registrant's directors, and (iii) by all executive officers and directors as a group. Currently, there are five stockholders of Registrant, three of whom are also directors and executive officers. Except as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by each stockholder. The address for each of the individuals listed below is: c/o International CompuTex, Inc., 5500 Interstate North Parkway, Suite 507, Atlanta, Georgia 30328-4662.

                          Shares Beneficially Owned
                          -------------------------
Beneficial Owner           Number     Percent /(1)/
-----------------------   ---------   -------------
Haim E. Dahan             1,407,468       66.2%
Michael J. Galvin           331,171       15.6%
Patricia Tuxbury Salem      275,973       13.0%
All executive
 officers and
 directors as a group     2,025,651       94.8%
 (five persons)/(2)/

---------------------
(1) Percent ownership is based on 2,125,000 shares of Common Stock outstanding on December 31, 1996, plus any shares issuable pursuant to options held by the person or group in question which may be exercised within 60 days of December 31, 1996.
(2) Includes 11,039 shares subject to employee stock options that are exercisable within 60 days of December 31, 1996.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Executive officers, directors and key employees of Registrant and their age, as of the date of this Registration Statement, along with their business experience for at least the past five years, are as follows:

                                                                 Year in Which
                                                                  Directorship
Name                       Age    Position                         Commenced
----                       ---    --------                       -------------
Haim E. Dahan               36    Chairman of the Board,             1993
                                   Chief Executive Officer
                                   and Chief Financial Officer
Charles J. Giarratana       41    President
Ron Friedman                35    Vice President of Operations
Michael J. Galvin           31    Director and Vice President        1993
                                   of Research and Development
Patricia Tuxbury Salem      33    Director and Treasurer             1993

     Mr. Dahan founded Registrant in 1991 and has served as Chairman of the Board of Directors and Chief Executive Officer of Registrant since January 1993. Prior to such time, from November 1989 to October 1992, Mr. Dahan was a technical specialist for AGS Information Services, Inc. Mr. Dahan received his M.Sc. in Mathematics and Computer Science from Ben-Gurion University, Israel in 1986.

     Mr. Giarratana joined Registrant in March 1996 as President. Prior to that time, from March 1993 to February 1996, Mr. Giarratana served as World-Wide Director of Marketing and Services for IBM ProductManager. From January 1991 to February 1993, Mr. Giarratana was a business unit executive with IBM. Mr. Giarratana received a Bachelor of Science degree in Mathematics and Computer Science from the University of New Hampshire in 1977.

    Mr. Friedman joined Registrant as Vice President of Operations in October 1995. Prior to such time, from January 1993 to September 1995, Mr. Friedman served as Program Manager and Technical Liaison at Elbit Fort Worth, a defense system development and integration provider. From January 1983 to January 1993, Mr. Friedman served in various technical and managerial positions at Elbit Defense System, Ltd., a defense system solution provider. Mr. Friedman received a B.A. degree in Mathematics and Computer Science from the University of Haifa, Israel in 1988.

     Mr. Galvin joined Registrant in August 1993 as Technical Director and is currently the Vice-President of Research and Development. Prior to joining Registrant, Mr. Galvin was a Senior Analyst with Worldspan from March 1991 to August 1993. Prior to such time, from January 1989 to March 1991, Mr. Galvin worked as a consultant for AGS Information Services, Inc., where he worked on the development of IBM's ProductManager. Mr. Galvin received a Bachelor of Science degree in Computer Science from the Southern College of Technology in 1988.

     Ms. Salem joined Registrant in June 1993 as Systems Analyst and has served as Treasurer of Registrant since that time. From February 1990 to May 1993, Ms. Salem worked as a consultant for AGS Information Services, Inc., where she focused on the development of software for the manufacturing sector and specialized in product data management (PDM). Ms. Salem graduated from the University of Vermont in 1985 with a Bachelor of Science degree in Electrical Engineering.

     Members of the Board of Directors serve for one-year terms. No director of Registrant is a director of any other company filing reports under the Securities Exchange Act of 1934.

COMMITTEES

     Registrant currently has no committees of its Board of Directors. Upon the selection and election of qualified independent directors, the Board of Directors expects to establish both an audit committee and a compensation committee.

     Once created, the audit committee will be responsible for making recommendations to the Board of Directors regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by Registrant's independent accountants and reviewing and evaluating Registrant's audit and control functions.

     The compensation committee will make recommendations regarding Registrant's employee stock option plan and decisions concerning salaries and incentive compensation for employees and consultants of Registrant.

     The Board of Directors may also create other committees, including an executive committee and a nominating committee.


ITEM 6.   EXECUTIVE COMPENSATION

COMPENSATION TABLE

     The following summary compensation table sets forth the compensation paid by Registrant during the fiscal year ended December 31, 1996 to Registrant's chief executive officer. Registrant has no executive officers whose total annual salary and bonus exceeded $100,000 during that year.

                           SUMMARY COMPENSATION TABLE
                              FOR FISCAL YEAR 1996

                                  Annual Compensation
                            ------------------------------
Name and                                      Other Annual   Stock Options
Principal Position          Salary    Bonus   Compensation      Awarded
------------------          -------   -----   ------------   -------------
Haim E. Dahan,              $60,000    $-0-    $1,500/(1)/   None
 Chief Executive Officer

---------------
(1) Includes matching payments made on behalf of the executive officer into Registrant's 401(k) Plan account for such executive officer during 1996, with respect to fiscal 1995. Excludes personal benefits the aggregate value of which was less than 10% of the annual salary of Mr. Dahan.

     Mr. Dahan does not currently hold and has never received any options to purchase Registrant's Common Stock.

     No compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year was paid pursuant to a long-term incentive plan during 1996 to Mr. Dahan or any other officer of Registrant. Registrant does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service.

     None of the officers of Registrant have entered into employment contracts with Registrant covering employment compensation terms other than current salaries and standard employee benefits.

CHANGE OF CONTROL ARRANGEMENTS

     As of February 7, 1997, Registrant has granted options to purchase an aggregate of 334,513 shares of Common Stock to employees of Registrant pursuant to Registrant's employee stock option plans. The agreements for these options provide that the options vest over a four-year period beginning on the date the option was granted. In the event that Registrant is acquired by another entity, or other events occur that meet the definition of a change of control or threatened change of control in the option agreement, the vesting of the options accelerates prior to that event.

STOCK OPTION PLANS

     The Board of Directors has reserved a total of 500,000 shares of Common Stock for issuance under Registrant's 1996 Stock Option Plan (the "1996 Option Plan") and Registrant's 1995 Restricted Nonqualified Incentive Stock Option Plan (the "1995 Option Plan"), which has been terminated. At February 7, 1997, 336,513 shares of Common Stock were subject to outstanding options at a weighted average exercise price of $2.61 per share. Of the 500,000 total authorized shares, 163,489 shares remain available for future grant under the 1996 Option Plan, which was adopted effective December 20, 1996. Options may be granted to employees (including officers), consultants, advisors and directors, although only employees and directors and officers who are also employees may receive "incentive stock options" intended to qualify for certain tax treatment. The exercise price of incentive stock options must be no less than the fair market value of the Common Stock on the date of grant. The exercise price of nonqualified stock options is not subject to any limitation. Options granted under the Option Plans generally vest over a four-year period and have a term of ten years.

     The 1996 Option Plan provides for the automatic grant of stock options to directors of Registrant who are not employees of Registrant or any parent or subsidiary corporation of Registrant ("Outside Directors"). Under the 1996 Option Plan, each Outside Director (of which there are none currently will be granted, automatically on the effective date of his or her election to the Board, an option to purchase 3,000 shares of Common Stock, and an additional option to purchase 1,000 shares of Common Stock on each subsequent anniversary of that date. The exercise price of each such option will equal the fair market value of the Common Stock on the date of grant, and the term of each option will be ten years.

     Options granted under the 1996 Option Plan are nontransferable. Options generally are exercisable only while the option holder remains employed or otherwise affiliated with Registrant, and for a limited period of time after termination of employment or affiliation. Options held by Messrs. Giarratana, Friedman and Peter Jeng also contain a provision restricting them from selling shares acquired upon exercise of those options for a period of one year following the closing date of the Offering.

COMPENSATION OF DIRECTORS

     Directors of Registrant currently do not receive any payment for services provided as a director. On an annual basis, directors who are not employees of Registrant will receive grants of options to purchase Registrant's Common Stock, as described in "Stock Option Plans," above. Registrant currently does not pay additional amounts for committee participation or special assignments of the Board of Directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since January 1, 1995, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which Registrant was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the Common Stock of Registrant had or will have a direct or indirect material interest other than the transactions described below.

     On two occasions since January 1, 1995, Registrant has borrowed funds from its stockholders for working capital purposes. In each case Registrant paid no interest to the stockholders and the loans were repaid on or before schedule. The maximum aggregate amount outstanding at any time since January 1, 1995 under these funding programs was $178,706.

     The Board of Directors has indicated its intention to distribute to its current Stockholders, effective the day immediately preceding the date of the closing of the Offering, an amount equal to the accumulated undistributed S corporation earnings of Registrant as of that date. It is anticipated that the distribution will be in the amount of approximately $1,830,000, to be effected in the form of an assignment of all accounts receivable as of that date and the balance in cash, a portion of which is expected to be paid out of the proceeds of the Offering.

     Registrant believes that all transactions with affiliates described above were made or will be made on terms no less favorable to Registrant than could have been obtained from unaffiliated third parties.


ITEM 8.   DESCRIPTION OF SECURITIES

COMMON STOCK

     The authorized capital stock of Registrant consists of 20,000,000 shares of a single class of Common Stock with a par value of $.001 per share. As of December 31, 1996, there were 2,125,000 shares of Common Stock outstanding and held of record by five stockholders. The holders of Common Stock are entitled to one vote for each share held of record on each matter voted on at a stockholders' meeting and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Registrant, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of any outstanding indebtedness. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and nonassessable.

OPTIONS TO PURCHASE COMMON STOCK

     As described in "Item 6 - Stock Option Plans," Registrant has reserved an aggregate of 500,000 shares for issuance pursuant to the 1996 Option Plan and the 1995 Option Plan. Of these shares, 334,513 were subject to outstanding options on February 7, 1997 and the remaining 165,487 shares are available for future option grants under the 1996 Option Plan.

TRANSFER AGENT AND REGISTRAR

     Registrant has not yet selected a Transfer Agent and Registrar for the Common Stock.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There currently is no trading market for the Common Stock of Registrant.

     There are five holders of Common Stock of Registrant.

     Dividends in the amount of $678,706 and $1,215,217 were paid in 1995 and 1996, respectively. Such dividends were paid while Registrant maintained its status as an S Corporation. Other than a final distribution to its stockholders, which is currently proposed to be effected immediately prior to the closing of the Offering, there are no plans for payment of cash dividends on Registrant's Common Stock in the foreseeable future.


ITEM 2.   LEGAL PROCEEDINGS

     Registrant is not a party to any pending litigation and, to the best of its knowledge, no material legal proceeding is contemplated or threatened.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Habif, Arogeti & Wynne, P.C. have been Registrant's Certified Public Accountants since 1994. There have been no changes in and/or disagreements with said firm or any prior accounting firm for Registrant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion gives retroactive effect to the stock splits effected in March 1996 and December 1996. Commencing January 1, 1994, Registrant has sold and issued the following unregistered securities:

     In January 1997, Registrant issued Senior Debentures in the aggregate principal amount of $1,115,000 to 17 individuals, with warrants to purchase up to 123,889 shares of Common Stock from certain stockholders of Registrant. The placement of Senior Debentures was sold by H. J.Meyers & Co., Inc., which received for such services an aggregate of 11% of the gross proceeds of that offering as commissions and nonaccountable expense reimbursement.

     In July 1995, pursuant to a nonqualified stock option plan, Registrant granted options to three employees to purchase an aggregate of 140,745 shares of Common Stock, at $0.543 per share. One of such options, covering 66,233 shares, has subsequently been terminated.

     In February 1996, pursuant to that same option plan, Registrant granted options to nine employees to purchase an aggregate of 107,079 shares of Common Stock, at $0.543 per share. Three of such options, covering 8,280 shares, have subsequently been terminated.

     In January 1997, pursuant to the 1996 Stock Option Plan, Registrant granted options to 32 employees to purchase an aggregate of 149,202 shares of Common Stock at $4.80 per share. All of such options remain outstanding.

     The above transactions were private transactions not involving a public offering and were exempt from the registration provisions of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and, in the case of the Senior Debentures, also were exempt under Section 4(6) of such Act and Rule 506 promulgated under Section 4(2). Except for the Senior Debentures, the sales of securities were without the use of selling agent. The certificates evidencing the shares, Senior Debentures and warrants bear restrictive legends permitting the transfer thereof only upon registration of the shares or pursuant to an exemption under the Securities Act.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Registrant's Articles of Incorporation contain certain provisions permitted under the Georgia Business Corporation Code ("GBCC") which eliminate the personal liability of directors for monetary damages for a breach of director's duty of care or other duty as a director, except for: (i) breach of a director's duty of loyalty, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) the unlawful payment of dividends, stock purchase or stock redemption, or (iv) any transaction from which the director derives any improper personal benefit. The Articles of Incorporation provide that a director's liability shall be eliminated or limited to the fullest extent permitted by the GBCC, as amended from time to time. The Articles of Incorporation and Registrant's By-laws also contain provisions indemnifying Registrant's directors and officers to the fullest extent permitted by the GBCC. Registrant has also entered into agreements to indemnify its directors and executive officers. A copy of the form of such indemnity agreement has been attached as an exhibit to this Registration Statement. Registrant believes that these provisions and agreements will assist Registrant in attracting and retaining qualified individuals to serve as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to director or officers of Registrant pursuant to the foregoing provisions, Registrant is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.


                                    PART F/S

     Financial statements of Registrant for the fiscal years ended December 31, 1994, 1995 and 1996, audited by Habif, Arogeti & Wynne, P.C., 1073 West Peachtree Street, N.E., Atlanta, Georgia 30309-3837, immediately follow.


                                    PART III

ITEM 1.   INDEX TO EXHIBITS

2.1  Restated Articles of Incorporation of Registrant
2.2  By-Laws of Registrant
3.1  Form of Senior Debenture
6.1  1995 Restricted Non-qualified Incentive Option Plan
6.2  1996 Stock Option Plan
6.3  Forms of Stock Option Agreements
6.4 Escrow Agreement by and between Registrant, Gambrell & Stolz, L.L.P. and certain stockholders of Registrant
6.5  Form of Indemnity Agreement
6.6  Form of Warrant attached to Senior Debentures
6.7  Offer letter between Registrant and Ron Friedman, dated September 15, 1995
6.8  Offer letter between Registrant and Charles J. Giarratana, dated
     February 13, 1996
6.9 Agreement dated as of February 7, 1997 between the Registrant and H.J. Meyers & Co., Inc., relating to the offer of the Registrant to rescind the sale of the Senior Debentures.
6.10 Form rescission offer letter with respect to Senior Debentures.
12.1 Consent of Habif, Arogeti & Wynne, Certified Public Accountants


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


February 11, 1997                   INTERNATIONAL COMPUTEX, INC.

                                    BY:  /s/ Haim E. Dahan
                                        ---------------------------------------
                                         HAIM E. DAHAN, CHIEF EXECUTIVE
                                         OFFICER AND CHIEF FINANCIAL OFFICER